HRT Financial LLC

Statement of Financial Condition

December 31, 2019

(in thousands)

Assets

Cash and cash equivalents	$	97,230
Collateralized agreements: Securities borrowed		1,141,841
Receivable from broker-dealers, exchanges, and clearing organizations		483,260
Financial instruments owned, at fair value		2,333,822
Other assets		5,655
Total assets	$	4,061,808

Liabilities and Members' Capital

Due to affiliates	$	9,374
Payable to broker-dealers, exchanges, and clearing organizations		339,903
Collaterialized agreements: Securities loaned		938,613
Financial instruments sold, not yet purchased, at fair value		2,185,638
Accounts payable and accrued liabilities		8,594
Total liabilities	$	3,482,122
Members' capital		
Total members' capital		579,686
Total liabilities and members' capital	$	4,061,808

See accompanying notes to financial statement.